SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 1
                               TO
                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                 Entergy UK Enterprises Limited
                  ____________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.           Thomas C. Havens, Esq.
General Counsel                     Jones, Day, Reavis & Pogue
Entergy Wholesale Operations        599 Lexington Avenue
20 Greenway Plaza                   New York, New York 10022
Suite 1025
Houston, Texas  77046

       Entergy UK Enterprises Limited ("EUKE"), a company incorporated in the Cayman Islands and a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that EUKE is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                 Entergy UK Enterprises Limited
                 2 George Yard
                 Lombard Street
                 London EC3V 9DH

     Entergy UK Enterprises Limited claims status as a FUCO by virtue of its indirect ownership interest in the following companies (each of which also is a FUCO):

     (1) Edegel S.A.A. ("Edegel"), which owns and operates five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW")), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. EUKE owns indirectly a 24.23% interest in Edegel through its indirect interest in Generandes Peru, S.A., a company incorporated in Peru.

     (2) Central Termoelectrica Buenos Aires S.A. ("CTBA"), which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. ("Costanera") power plant in Buenos Aires, Argentina. EUKE owns indirectly a 10.87% interest in CTBA, as follows: (a) a 7.81% interest through its indirect interest in Entergy Power CBA Holding, Limited, a company incorporated in Bermuda, and (b) a 3.06% interest through its indirect interest in Costanera.

     (3) Costanera, which owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. EUKE owns indirectly a 6% interest in Costanera through its interest in Entergy S.A., a company incorporated in Argentina.

     (4) Compania Electricia San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro owns and operates electric transmission lines that interconnect the Plant with the grid. EUKE owns indirectly a 25% interest in San Isidro through its indirect interests in Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., both of which are incorporated in Chile.

     No person (other than Entergy and its direct or indirect subsidiaries) currently owns a 5% or more voting interest in EUKE.

Item 2. Domestic Associate Public-Utility Companies of EUKE and their Relationship to EUKE.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EUKE: Entergy Arkansas, Inc. ("Entergy
Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arlahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EUKE.


EXHIBIT A.     State Certification.

     Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                ENTERGY POWER DEVELOPMENT
                                CORPORATION


                                By:  /s/ Robert A. Malone
                                    Robert A. Malone
                                    Vice President

Dated:  December 18, 2001